Mail Stop 0407
      							May 3, 2005

Via U.S. Mail and Fax (605) 988-1323
Mr. Gary H. Ritondaro
Chief Financial Officer
LodgeNet Entertainment Corporation
3900 West Innovation Street
Sioux Falls, South Dakota   57107

	RE:	LodgeNet Entertainment Corporation
      Form 10-K for the fiscal year ended December 31, 2004
		Filed March 16, 2005
		File No. 0-22334

Dear Mr. Ritondaro:

      We have reviewed the above referenced filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




Form 10-K
For the year ended December 31, 2004

Item 7 - Management`s Discussion and Analysis of Financial
Condition
and Results of Operations.

Liquidity and Capital Resources

	Obligations and Commitments as of December 31, 2004 (in thousands), page 23.

1. Tell us the nature of derivative instruments totaling $ 5.8 million as reported in the balance sheet but excluded from the above table.

2. Please disaggregate the components of "Other long-term obligations" and separate operating leases from the "Other long-term liability" as captioned in the balance sheet. Please present the cash payments due to Hilton Hotels on an undiscounted basis.

Critical Accounting Policies, page 37.

3. We note that you may have certain revenue arrangements which consist of multiple elements. Please clarify your disclosure to discuss the separate units of accounting in a typical revenue arrangement and your allocation of consideration to each. Refer to
EITF 00-21.

Consolidated Statements of Operations, page F-5.

4. It appears that certain depreciation and amortization expenses are directly related to property and equipment used in producing or generating revenue. Revise your presentation to comply with SAB Topic 11.B by reclassifying the depreciation (and amortization) applicable to cost of revenues or removing the caption gross profit and indicating that cost of revenues excludes depreciation and amortization shown below.

5. Refer to the captions total direct costs (exclusive of other operating expenses shown separately below) and gross profit (exclusive of depreciation shown separately below). It appears that
Guest pay operations constitute costs and expenses applicable to cost of revenues. Please revise your presentation to clearly identify cost of revenue items in the consolidated statements of operations.
Refer to Rule 5-03(b)(2) of Regulation S-X. It is also inappropriate to present gross profit exclusive of other cost of revenues such as guest pay operations.

Notes to Consolidated Financial Statements.

Note 2 - Summary of Significant Accounting Policies.

	Significant Vendors, page F-10.

6. Tell us how you account for the revenues and costs related to your agreement with DirectTV. Refer to EITF 99-19.

Note 7 - Intangible Assets, page F-15.

7. We note that you were obligated to pay Hilton a certain sum with a present value of $ 5.8 million as consideration for "the right to provide Internet on television access and television on-demand programming services to participating hotels and the right to independently pursue and further develop interactive television content." Tell us the nature of the incremental economic benefits that you expect to receive in connection with this payment. How did you determine the fair value and useful life of the underlying asset?
Are the Hilton hotels the only current subscribers to your Internet access services? Refer to paragraphs 9 and 11 of SFAS 142 and paragraph 28 of CONS 6.

Note 13 - Warrants, page F-21.

8. We note your accounting for warrants issued to Hilton hotel franchisees. Tell us your consideration of Issue 2 of EITF 01-9 during the last two years. Refer to Example 4 in Exhibit 01-09B.

Note 15 - Income Taxes, page F-21.

9. Please disclose the significant components of income tax
benefit
during each of the last three years.  Refer to paragraphs 45 and
47
of SFAS 109.

10. Please disclose the net change (additions/ usage) in your tax valuation account during the year. Refer to paragraph 43 of SFAS
109.

*    *    *    *
      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Please file your response letter on EDGAR.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Ivette Leon, Assistant Chief Accountant, at (202) 551-
3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

							Sincerely,



							Larry Spirgel
							Assistant Director



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Mr. Gary Ritondaro
LodgeNet Entertainment Corporation
May 3, 2005
Page 4



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE